UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Bradesco	Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) #60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. informs the Market, its shareholders and clients, referring to the reverse split and stock split operation approved in the Special Shareholders’ Meeting, held on March 10th, 2009, at the ratio of 50 (fifty) to 1 (one), with the simultaneous stock split of each share submitted to reverse split at the ratio of 1 (one) to 50 (fifty), pursuant to the respective types, that:

• the period for shareholders to adjust their share interest, so that they, at their free and exclusive discretion, can adjust their stockholding position, by type, in multiple lots of 50 (fifty) shares, ended on June 8th, 2009, as informed in the Material Fact published on February 18th, 2009 and April 9th, 2009;

• the fractions of shares of the shareholders that chose not to adjust their shareholding position were separated, grouped in whole numbers and shall be sold in an Auction to be held on BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange, on June 24th, 2009, and the respective amounts shall be at the disposal of the shareholders entitled to them as of July 20th, 2009 on, restated by the SELIC rate or other index that replaces it, since June 29th, 2009, financial settlement date of the Auction.

For the holders of rights, the Company shall:

a) assign credit for those who are in its records as checking account holders in a Financial Institution;

b) pay BM&FBOVESPA S.A., which shall transfer the respective amounts to the holders of rights registered in its records, by means of its Custody Agents, on the aforementioned date (July 20th, 2009).

Those who do not hold a checking account in a Financial Institution, but have their data in Bradesco’s registrations updated, shall be notified and shall go to a Bradesco Branch of their choice, with their identity card, to receive the amount they are entitled to.

For unidentified or not located shareholders, the respective amounts will be at their disposal at the Company, and, when required, will be paid restated by the SELIC rate or other index that replaces it, since June 29th, 2009, financial settlement date of the Auction.

Further needed clarifications may be obtained through:

• the e-mail investidores@bradesco.com.br;
• the Investor Relations Website – www.bradesco.com.br/ir;
• Bradesco Branch Network;
• telephone 0800 704 0200 (free call);
• Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Av. Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP, Phones (11) 2178.5757 / 2178.5722, or its Shares Room, as follows:

Belo Horizonte, MG – R. da Bahia, 951 - Phones (31) 3217-5449 / 5486

Brasília, DF – Qd. 504 - Bl. A - Asa Sul - Phones (61) 3226-8590 / 3223-4559

Campinas, SP – Av. Moraes Sales, 668 - Centro - Phones (19) 3735-1300 / 1373

Curitiba, PR – R. Monsenhor Celso, 50 - Phones (41) 3223-3118 / 5586

Florianópolis, SC – Praça 15 de Novembro, 298 - Centro - Phones (48) 3216-8342 / 8359

Fortaleza, CE – Av. Santos Dumont, 2.834 - Phones (85) 3268-2120 / 3795

Porto Alegre, RS – Av. Independência, 1.325 - Phones (51) 3222.3363 / 3230

Rio de Janeiro, RJ – R. Visconde de Pirajá, 216 - Phones (21) 2287-1340 / 1640

Salvador, BA - Av. Antonio C. Magalhães, 3752 - Phones (71) 3351-6195 / 7642

São José do Rio Preto, SP – R. Bernardino de Campos, 3238 - Centro - Phones (17) 3232-6913 / 2983

São Paulo
Av. Ipiranga, 210 - 1ª Sl. - Centro - Phones (11) 3235-9672 / 9682

Av. Brasil, 1.122 - Phones (11) 3068-2619 / 2616

Av. Prof. Luciano Gualberto, 630 - 1ª Sl. – Cid. Universitária - Phones (11) 3034-0158 / 3522

R. Cardoso de Almeida, 211 - Phones (11) 3675-1587 / 2256

Av. Brigadeiro Faria Lima, 2.785 - Phones (11) 3031-1379 / 2435

R. Emília Marengo, 664 - Jardim Anália Franco - Phones (11) 2076-0880 / 2268-0127

Uberlândia, MG - Av. Afonso Pena, 945 - Phones (34) 3235-5899 / 0415

• Ágora Corretora de Títulos e Valores Mobiliários S.A.:

Rio de Janeiro – Praia do Botafogo, 300, 6o andar – Phone (21) 2529.0800

São Paulo – R. Leopoldo Couto Magalhães Jr., 758, 1o andar, Itaim Bibi – Phone (11) 3709.2700

Cidade de Deus, Osasco, SP, June 9th, 2009

Banco Bradesco S.A.
Domingos Figueiredo de Abreu
Managing Officer

• Should you have any questions or require further information, please contact Mr. Jean Philippe Leroy, phone 55 11 2178-6201, e-mail: 4823.jean@bradesco.com.br or Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Managing Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.